Exhibit 3.3

150103

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Designation
(PURSUANT TO NRS 78.1955)

Filed in the office of	Document Number
Barbara K. Cegavske	20150434218-40
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 09/30/2015 11:50 AM
	Entity Number E0382762007-2

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

ORIGINCLEAR, INC.

Series B Preferred Stock
See attached

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 1-5-15

CERTIFICATE OF DESIGNATION OF

ORIGINCLEAR, INC.

1.   The name of the corporation is OriginClear, Inc. (the "Corporation").

2.     By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Section 1. Series B Preferred Stock. This series of the Corporation's Preferred Stock shall be designated "Series B Preferred Stock". The number of shares constituting the Series B Preferred Stock shall be Ten Thousand (10,000) shares. The total face value of this entire series is One Million Five Hundred Thousand Dollars ($1.500,000). Each share of Series B Preferred Stock shall have a stated face value of One Hundred Fifty Dollars ($150) ("Stated Value"). The Stated Value for each share of Series B Preferred Stock is convertible into shares of Common Stock of the Corporation at a conversion price of Three Cents ($0.03) per share ("Conversion Price"), as adjusted in accordance with Section 3 below. The Series B Preferred Stock shall have the rights, preferences and privileges set forth below:

Section 2. Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holder of each outstanding share of the Series B Preferred Stock shall be entitled to receive, out of the assets of the Corporation available for distribution to its shareholders upon such liquidation, whether such assets are capital or surplus of any nature, an amount equal to One Hundred Fifty Dollars ($150.00) for each such share of the Series B Preferred Stock (as adjusted for any combinations, consolidations, stock distributions or stock dividends with respect to such shares), plus all dividends, if any, declared and unpaid thereon as of the date of such distribution, before any payment shall be made or any assets distributed to the holders of the Common Stock.

(a)	If the assets to be distributed pursuant to Section 2 above to the holders of the Series B Preferred Stock shall be insufficient to permit the receipt by such holders of the full preferential amounts aforesaid, then all of such assets shall be distributed among such holders of Series B Preferred Stock ratably in accordance with the number of such shares then held by each such holder.

(b)	The sale of all or substantially all of the Corporation's assets, any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the Corporation's voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation's voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Corporation, shall be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 2.

Section 3. Conversion. The Series B Preferred Stock shall be subject to conversion into Common Stock upon the following terms and conditions:

(a)	Timing of Conversion.

(i)	Conversion by the Holder. The shares of Series B Preferred Stock held by any holder may be converted in Common Stock as set forth herein, at the option of the holder according to the following schedule ("Conversion Schedule"): one-third (113) of the shares received by the holder may be converted beginning one (1) year after the first date on which a share of Series B Preferred Stock was issued (the "Original Issue Date"); one-third (1/3) of such shares may be converted beginning two (2) years after the Original Issue Date; and the remaining one-third (113) of such shares may be converted beginning three years after the Original Issue Date. Notwithstanding the foregoing schedule, holders of Series B Preferred Stock may convert their shares into Common Stock effective immediately prior to the sale of all or substantially all of the Corporation's assets.

(ii)	Conversion at the Option of the Corporation. Prior to any event described in Section 2(b), above, the Corporation may, at its sole option, by written notice given to the holders of the Series B Preferred Stock, cause to have such holder's shares of Series B Preferred Stock converted into Common Stock, with such conversion being deemed to have occurred immediately prior to the closing of such event.

(iii)	Modification of Conversion Schedule. If, within three (3) years after the Original Issue Date, the holder voluntarily resigns his employment with the Corporation, or is terminated for Cause, as defined in any written agreement between the holder and the Corporation, the Corporation may, at its sole option, change the Conversion Schedule to the following: one-fifth (115) of the shares received by the holder may be converted beginning one (1) year after the first date on which a share of Series B Preferred Stock was issued (the "Original Issue Date"); one-fifth (115) of such shares may be converted beginning two (2) years after the Original Issue Date; one-fifth(115) of such shares may be converted beginning three (3) years after the Original Issue Date; one-fifth (115) of such shares may be converted beginning four (4) years after the Original Issue Date; and the remaining one-fifth (115) of such shares may be converted beginning five (5) years after the Original Issue Date.

(b)	Mechanics of Conversion.

(i)	Voluntary Conversion. As a condition to any conversion of shares of the Series B Preferred Stock pursuant to Section 3(a)(i) above, the holder of the shares to be converted shall surrender the certificate or certificates therefor, duly endorsed, at the principal office of the Corporation or of any transfer agent for such stock, and shall deliver a written notice to the Secretary of the Corporation at the Corporation's principal office stating the number of such shares of the Series B Preferred Stock to be converted (the "Conversion Notice"). Promptly thereafter, the Corporation shall issue and deliver to such holder a certificate for the number of shares of the Common Stock to which such holder shall be thereby entitled. In addition, if less than all the shares represented by such certificate(s) are surrendered for conversion, the Corporation shall issue and deliver to such holder a new certificate for the balance of the close of business on the later of the date on which a proper notice is received by the Secretary of the Corporation or the date the duly endorsed certificate(s) is (are) received by the Corporation or the transfer agent, and the person or persons entitled. to receive the shares of the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares on such effective date.

(ii)	Conversion at the Option of the Corporation. In the case of conversion pursuant to Section 3(a)(ii) above, every outstanding share of the Series B Preferred Stock shall be converted automatically without any further action by the holder of such share and whether or not the certificate representing such share shall be surrendered to the Corporation or the transfer agent for such stock; provided, however, that the Corporation shall not be obligated to issue a certificate evidencing the shares of the Common Stock issuable upon such conversion unless the certificate evidencing such share of the Series B Preferred Stock shall be surrendered at the principal office of the Corporation or at the principal office of such transfer agent. Upon such surrender, the Corporation shall promptly issue and deliver to such holder a certificate for the number of shares of the Common Stock to which such holder shall be thereby entitled. The effective date of such conversion shall be the close of business on the date of the occurrence of the event described in Section 3(a)(ii) above. The person or persons entitled to receive the shares of the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares on such effective date.

(c)	Adjustment to Conversion Price. If, on the date of any Conversion Notice, the Market Price of the Corporation's Common Stock, defined below, is less than the Conversion Price, then the Conversion Price shall be adjusted to the lower Market Price, for that conversion. The number of shares of Common Stock issuable for each share of converted Series B Preferred Stock shall be calculated by dividing the Stated Value by the Market Price. For the purposes of this paragraph, the Market Price shall be defined as the average of the closing trade prices of the twenty-five (25) days prior to the date of the Conversion Notice.

(d)	Adjustments to Conversion Price for Stock Dividends, Consolidations and Subdivisions. In case the Corporation at any time after the first issuance of a share of the Series B Preferred Stock shall declare or pay on the Common Stock any dividend in shares of Common Stock, or effect a subdivision of the outstanding shares of the Common Stock into a greater number of shares of the Common Stock (by reclassification or otherwise than by payment of a dividend payable in shares of the Common Stock), or shall combine or consolidate the outstanding shares of the Common Stock into a lesser number of shares of the Common Stock (by reclassification or otherwise), then, and in each such case, the Conversion Price (as previously adjusted) in effect immediately prior to such declaration, payment, subdivision, combination or consolidation shall, concurrently with the effectiveness of such declaration, payment, subdivision, combination or consolidation, be proportionately adjusted.

(e)	Adjustments for Reclassifications and Certain Reorganizations. In case the Corporation at any time after the first issuance of a share of the Series B Preferred Stock shall reclassify or otherwise change the outstanding shares of the Common Stock, whether by capital reorganization, reclassification or otherwise, or shall consolidate with or merge with or into any other corporation where the Corporation is not the surviving corporation but not otherwise, then, and in each such case, each outstanding share of the Series B Preferred Stock shall, immediately after the effectiveness of such reclassification, other change, consolidation or merger, be convertible into the type and amount of stock and other securities or property which the holder of that number of shares of the Common Stock into which such share of the Series B Preferred Stock would have been convertible pursuant to Section 3(c) above immediately before the effectiveness of such reclassification, other change, consolidation or merger would be entitled to receive in respect of such shares of the Common Stock as the result of such reclassification, other change, consolidation or merger.

(f)	Fractional Shares. No fractional shares of the Common Stock shall be issuable upon the conversion of shares of the Series B Preferred Stock and the Corporation shall pay the cash equivalent of any fractional share upon such conversion.

Section 4. Notices. Any notice required by the provisions of this Certificate of Designation to be given to holders of shares of the Series B Preferred Stock shall be deemed given three days following the date on which mailed by certified mail, return receipt requested, postage prepaid, addressed to such holder at the address last appearing on the books of the Corporation for such holder or given by such holder to the Corporation for the purpose of notice, or if no such address appears or is so given, at the principal office of the Corporation, or upon personal delivery to the aforementioned address.

Section 5. Voting Rights. Subject to Section 7 below, the holders of the Series B Preferred Stock shall be entitled to vote with holders of Common Stock on all corporate actions, including the election of the Corporation's directors. The holders of the Series B Preferred Stock shall be entitled to cast one vote for each share of Series B Preferred Stock owned by the holder.

Section 6. Protective Provisions. So long as any shares of the Series B Preferred Stock shall remain outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock voting together as a class:

(a)	alter or change the rights, preferences or privileges of the shares of the Series B Preferred Stock so as to affect materially and adversely such shares; or

(b)	create any new class of shares having preference over the Series B Preferred Stock.

Section 7. Status of Converted Stock. In the event any shares of the Series B Preferred Stock shall be converted pursuant to Section 3 above, the shares so converted shall be cancelled and shall revert to the Corporation's authorized but unissued Preferred Stock.

Section 8. Transferability. The Series B Preferred Stock shall not be transferable, except provided that in the event of the death of a holder of shares of the Series B Preferred Stock, to the heirs or estate of such person.

Section 9. Redemption.

(a)       If, within three (3) years after the Original Issue Date, the holder voluntarily resigns his employment with the Corporation, or is terminated for Cause, as defined in any written agreement between the holder and the Corporation, the Corporation may, at its sole option, within ninety (90) days after such termination, redeem such holder's Series B Preferred Stock.

(b) The Corporation shall effect any such redemption by paying in cash in exchange for the shares of Series B Preferred to be redeemed a sum equal to One Hundred Fifty ($150) per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) plus accrued and unpaid dividends with respect to such shares. The total amount to be paid for the Series B Preferred is hereinafter referred to as the "Redemption Price", and the date of such payment is hereinafter referred to as the "Redemption Date." At least thirty (30) days but no more than sixty (60) days prior to a Redemption Date, the Corporation shall send a notice (a "Redemption Notice") to all holder(s) of Series B Preferred to be redeemed setting forth (A) the Redemption Price for the shares to be redeemed; and (B) the place at which such holders may obtain payment of the Redemption Price upon surrender of their share certificates. If the Corporation does not have sufficient funds legally available to redeem all shares to be redeemed at the Redemption Date, then it shall redeem such shares pro rata (based on the portion of the aggregate Redemption Price payable to them) to the extent possible and shall redeem the remaining shares to be redeemed as soon as sufficient funds are legally available.

(d)     On or after a Redemption Date, each holder of shares of Series B Preferred to be redeemed shall surrender such holder's certificates representing such shares to the Corporation in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In the event less than all the shares represented by such certificates are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after such Redemption Date, unless there shall have been a default in payment of the Redemption Price or the Corporation is unable to pay the Redemption Price due to not having sufficient legally available funds, all rights of the holder of such shares as holder of Series B Preferred (except the right to receive the Redemption Price without interest upon surrender of their certificates), shall cease and terminate with respect to such shares; provided that in the event that shares of Series B Preferred are not redeemed due to a default in payment by the Corporation or because the Corporation does not have sufficient legally available funds, such shares of Series B Preferred shall remain outstanding and shall be entitled to all of the rights and preferences provided herein.

(e)     The conversion rights (as set forth in Section 3) for such Series B Preferred shall terminate at the close of business on the fifth (5th) day preceding the Redemption Date, unless default is made in payment of the Redemption Price.

3.	Effective date of filing: Immediate.

4.	Signature:

By:
T. Riggs Eckelberry, President